Exhibit 99

NATIONAL FUEL GAS

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Twelve Months Ended March 31
	2012	2011
	(Thousands of Dollars)
INCOME
Operating Revenues	$1,651,745	$1,750,217

Operating Expenses
Purchased Gas	499,829	623,852
Operation and Maintenance	404,454	398,709
Property, Franchise and Other Taxes	88,074	80,296
Depreciation, Depletion and Amortization	238,901	213,010

	1,231,258	1,315,867

Operating Income	420,487	434,350

Other Income (Expense):
Gain on Sale of Unconsolidated Subsidiaries	—	50,879
Interest Income	3,261	3,201
Other Income	6,621	5,748
Interest Expense on Long-Term Debt	(74,516)	(81,184)
Other Interest Expense	(3,723)	(6,232)

Income from Continuing Operations Before Income Taxes	352,130	406,762

Income Tax Expense	139,792	157,573

Income from Continuing Operations	212,338	249,189

Income from Discontinued Operations	—	5,952

Net Income Available for Common Stock	$212,338	$255,141

Earnings Per Common Share:
Basic:
Income from Continuing Operations	$2.56	$3.04
Income from Discontinued Operations	—	0.07

Net Income Available for Common Stock	$2.56	$3.11

Diluted:
Income from Continuing Operations	$2.54	$2.99
Income from Discontinued Operations	—	0.07

Net Income Available for Common Stock	$2.54	$3.06

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	82,852,270	82,100,883

Used in Diluted Calculation	83,747,858	83,283,900